Filed by Neenah, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following is the transcript of Neenah, Inc.’s Q1 2022 Earnings Call held on May 5, 2022:

Kyle Anderson, Vice President, Corporate Strategy and Investor Relations:

Good morning and thank you for joining us on Neenah’s Q1 2022 Earnings Call. With me today are Julie Schertell, Chief Executive Officer, and Paul DeSantis, Chief Financial Officer. Julie and Paul will discuss recent results, as well as share thoughts on our full-year outlook, how we are executing our strategy, and our planned merger with SWM. We issued a press release covering Q1 financial results yesterday afternoon and posted supplemental materials to our investor website to assist in better understanding our quarterly results. Also filed yesterday was the S-4, which provides information on the pending merger. Following our prepared remarks, we will open the call for questions. As a reminder, our comments include forward-looking statements. Actual results could differ from these statements due to risks outlined both on our website and in our SEC filings.

As we get started, a few opening highlights. In the first quarter, we continued our top line growth momentum and set yet another quarterly record, with net sales up 25% over last year. Adjusted Earnings were $0.63 per share, excluding $0.29 of unusual costs and Adjusted EBITDA was $30.3 million. In Q1 2021, Adjusted Earnings were $1.04 per share and excluded $0.55 cents of unusual costs, with Adjusted EBITDA of $35.7 million. Details of these adjusting items, along with a reconciliation to GAAP amounts, can be found in our earnings release.

With that, I’d like to turn the call over to Julie.

Julie Schertell, Chief Executive Officer:

Thanks, Kyle, and good morning everyone. I will start with an overview of our first quarter performance.

We were pleased with our results in the first quarter. Compared to Q1 of 2021, total volume was up 17%, with Fine Paper & Packaging up 7% and Technical Products up 23%. We delivered sales of almost $285 million, up 25% from last year. This was our third consecutive quarterly topline record, a clear indication that our growth strategy is gaining traction.

From a bottom-line perspective, despite a challenging year-on-year comparison against an exceptionally strong and pre-inflationary Q1 2021, I am pleased with our progress on EBITDA margins, as they improved sequentially from Q4 to Q1--from roughly 9% to around 11%. The primary driver of this improvement was continued success in our pricing initiatives. As we all know, the inflationary pressures over the last several quarters have been intense, escalating at an accelerated pace and to record levels.

As discussed on prior calls, we have been aggressively executing on a disciplined pricing strategy to catch up to, and offset, these unprecedented inflationary costs. We are now beginning to over-recover input cost inflation while input costs are still increasing -- demonstrating our pricing actions are working to recover margins and run ahead of inflation in 2022. These benefits will continue throughout the remainder of the year.

Favorable sales volume and mix is also significant this quarter, signaling market demand remains very strong and we are unlocking portfolio opportunities with innovation and alternative chemistries to offset some of the supply chain shortages. While we have supported our customers on supply, our internal operations were impacted by availability of raw materials and labor. At this time, we have successfully addressed operating labor shortages, but remain in the training phase at many sites in North America. There is a learning curve that we expect to continue to improve upon throughout the year.

We are reaffirming our full-year guidance for 2022 of $135-$145 million of Adjusted EBITDA, or a 15-25% increase versus prior year. As we progress throughout the year, we expect earnings to benefit from several factors…..

•	First, we expect our pricing efforts to continue to offset rising input costs. We have announced additional pricing actions that will be effective during the second quarter, in response to the continuing escalation of costs.
•	Second, demand for our products remains very strong. In some cases, we have orders placed into the fourth quarter, signaling continued market strength.
•	We are also demonstrating strong progress against our growth drivers, including our most recent acquisition, ITASA, which continues to exceed our expectations and deliver record performance. Our release liner capacity expansion project is underway, and we are pleased with how this will serve as a foundation for growth going forward.
•	With greater availability of inputs, increased stability of labor, and continued implementation of our operational excellence program, we expect to see manufacturing performance improve throughout the year.
•	Lastly, we will continue to drive innovation and launch new products that customers value, that expand our addressable market, and that create the opportunity for higher margins. As an example, in April, we launched a new medical packaging solution, capable of withstanding all types of sterilization technologies, including radiation. This is significant as single-use medical devices continue to gain popularity due to their ability to lower costs, increase efficiency, and reduce the spread of infection. Our new product allows customers to serve multiple market needs, is technology agnostic, and provides an alternative to polymer-based packaging.
•	All of these efforts.….strong pricing and volume, favorable mix, improving operating performance, and new products -- lead to improved margins throughout the year.

So, while it continues to be a challenging environment, I am very pleased with the actions and results our team has demonstrated. We are directly addressing the challenges, delivering results, and positioning the business for further growth and margin expansion. We are confident in our earnings guidance and our trajectory is on-pace. Our strategy is clear, and we are demonstrating progress towards both our near- and long-term goals.

With that, I’ll turn it over to Paul to cover financial results, then I will wrap up with some comments on our long-range strategy and the planned merger with SWM.

Paul DeSantis, Chief Financial Officer:

Thanks, Julie. As I begin, I would like to highlight a few enhancements to our quarterly results communications.

-          We’ve streamlined the earnings release to help focus on the relevant items for the quarter,

-          included a new bridge graphic to show the key drivers of Adjusted EBITDA, and

-          posted a supplement to our investor web site.

Consolidated sales reached $285M, up $58M from last year’s comparable quarter. ITASA accounted for $39M of the increase. Volume, including ITASA, was up 17%, while prices were up another 13%, partially offset by currency and mix of about 5%. Both segments demonstrated continued volume growth, which, excluding ITASA, was up 3%.

Adjusted EBITDA was $30M compared to $25M in last year’s fourth quarter and $36M in last year’s first quarter. Q1 year-over-year pricing actions were favorable by $30M, which were ahead of the input cost increases of $29M. We are expecting that differential to keep increasing over the remainder of the year. It is also interesting to note--pricing for all of ‘21 was $19M, highlighting the momentum we are seeing with our pricing actions. Adjusted EBITDA Margins increased by 130 basis points on a sequential basis. This is the second quarter in a row of sequential margin improvement driven by the increased momentum in our pricing actions.

The primary driver of the shortfall in profitability from last year’s exceptionally strong first quarter was an unfavorable $15M year-over-year variance in operating costs, including higher distribution expense. The input availability issues we have experienced over the last few quarters, combined with labor availability challenges, drove the inefficiencies, which result in slower throughput, higher waste, more downtime and higher conversion costs. A few additional things to note…..

•	the unfavorability includes costs associated with the January fire in our Brownville, NY facility – which had about a $2M impact in the quarter. This compares favorably to the $3M we had originally estimated, thanks to the efforts of the team to work with customers, modify existing inventory, and start-up the asset earlier than expected.
•	Distribution costs were $3M unfavorable year over year reflecting the challenges in the freight and logistics marketplace.
•	We drove improvement throughout the first quarter in manufacturing costs and expect the unfavorable variances to ‘21 to improve and ultimately turn favorable by the end of the year - as the actions we have taken in our facilities are showing traction.
o	There are a couple of important points to be made here in terms of Q1 performance versus ‘21 in operations costs……

▪	Q1 of 2021’s operating performance was the best quarter in the last few years. Although we are $15M unfavorable to Q1 of ‘21, -- on a sequential basis from Q4, we are showing improvement, and, as I said, expect that improvement versus prior year to continue throughout 2022.
▪	Another important point to be made is that we are much closer to where we had expected to be in our plan with variances to plan primarily from the Brownville fire and distribution costs
•	Lastly, we are beginning to see very slight, but noticeable, improvements in raw material availability and expect that to continue throughout the year.

Turning to segment results…. Technical Products sales were $186M, up 28% from 2021, and up 6% excluding ITASA and the facility closure last year. Pricing accounted for growth of 13% and volume was favorable, but mix and foreign exchange were both unfavorable. Adjusted EBITDA was $20.2M, down from a very strong $24.9M last year, reflecting the impact of raw material availability and the related operating inefficiencies. Technical Products is bearing the brunt of the specialty chemical availability challenges and the related operating inefficiencies. Pricing momentum is very strong, which is expected to drive expanding net price over input cost favorability for the rest of the year.

Fine Paper & Packaging sales were almost $100M, up 21% from last year’s level, with pricing up 14% and volume up 7%. Adjusted EBITDA was $14.5M for the quarter, down slightly from last year’s $15.3M reflecting the impact of the availability issues and the Brownville fire. We continue to perform above our original expectations, driven by the strength of the commercial print, packaging and consumer products businesses.

In both segments, we believe we are on track to offset the 2021 unrecovered input costs, as well as offset expected 2022 inflationary pressures, over the next few quarters.

We ended the quarter with liquidity of $160M and leverage of 3.9x. Cash flow from operations was a use of $2M, driven by working capital increases, reflecting the higher input pricing and selling costs, and higher cash tax payments. CAPEX was $8.3M vs $4.8M last year, primarily driven by spending for our growth initiatives. As we work our way through the year, we expect to increase cash from operations, and reduce leverage to around 3x. From a CAPEX perspective, for 2022, we expect to be at 4-5% of net sales as we invest for growth.

SG&A is up $6M over the first quarter of 2021. Most of that increase is the impact of the ITASA business. A secondary driver is increased incentive compensation accruals reflecting the strong start to the year.

For 2022, we anticipate that our full-year normalized tax rate will be in the low to mid-20s as a percentage of pre-tax income. Our effective tax rate was 21% of pre-tax earnings in the first quarter of both 2022 and 2021. Our effective rate is lower than the statutory rates primarily as a result of benefits from US R&D tax credits.

Looking ahead – we were very pleased to see pricing offset input costs in the quarter. Additionally, we have seen progress in operations from Q4 ‘21 to this quarter, and sequentially each month throughout first quarter, as our supply chain team’s initiatives are addressing the inefficiencies resulting from the availability issues.

As a result, as Julie said, we are reaffirming our full-year guidance.

Here are a couple of additional considerations for upcoming quarters:

•	Top line remains robust and demand is strong
•	We are not yet seeing input costs moderate, particularly with pulp and energy. We have implemented immediate surcharges where necessary to offset those increases. We are also accelerating pricing actions to minimize the timing lag between input cost increases and our pricing – as a result, our pricing mechanisms are working faster than ever before.
•	In terms of specialty chemicals, costs continue to increase, but at a rate slower than last year. Additionally, many downstream chemicals are still very tight – although we are seeing some progress in availability.
•	We have minimal direct exposure from the Russia/Ukraine conflict, with no assets or employees located in those countries and virtually no revenue. We are continuing to address indirect impacts from the conflict, including European energy and logistic disruptions.
•	Turning to margins, we expect to maintain our recent improvements near-term, with gradual continued improvement beginning in the back half of the year as we address our operating challenges and execute our price actions. Of note, Q2 22 will look more like Q1 of 22 while the year-on-year comparisons in the back half of the year are expected to be more favorable vs prior year.
•	As a headwind to our margin and growth initiatives, the Euro is having an unfavorable impact on our US dollar results. For each penny of appreciation of the US dollar to Euro exchange rate, we are impacted by approximately $650k of earnings on an annual basis.
•	Our teams, including operations, R&D, purchasing and sales planning, have responded very constructively to address the availability issues. As a result, we are seeing improvements in operations which we expect to continue throughout 2022.

And on that note, I’ll turn it back to Julie.

Julie Schertell, Chief Executive Officer:

Thanks, Paul. I am very pleased with how the Neenah team has focused on delivering results and executing as we said we would. During these volatile times, we have been able to:

•	aggressively grow our topline, with improved pricing, volume and mix
•	implement new and flexible pricing strategies that are showing early signs of success in offsetting record-level input costs
•	diversify our portfolio with continued strong growth in air and industrial filtration, release liners and premium packaging

•	and strengthen our position with customers by leveraging a global supply chain that addresses their local needs, reformulating product chemistries to meet customer demand, and launching new products that expand their addressable markets and provide sustainable alternative solutions.

As a result, we are seeing early traction on margin expansion and we are reaffirming our full-year guidance, which is supportive of our longer-term goals --- 5% top line growth, 10% bottom line growth and greater than 15% EBITDA margins.

Now shifting to the announced merger with SWM……This is a transformative inflection point for both Neenah and SWM, and we are extremely excited about the possibilities and potential of the combined company. Together, we will form a leading global specialty materials company with an improved growth profile, compelling synergies, and meaningful scale. We view the merger as an “AND”—not an “OR” -- meaning we will deliver the benefits of executing our combined business plan AND we will see incremental growth and value from the planned merger.

We think about the benefits of this merger in three key areas —Strategy, Synergies and Scale.

-       First, we believe the merger accelerates our long-term Strategy, will enhance the growth dynamics of our business, and drive attractive margins and cash generation. The combined companies should be well-positioned in diversified and high-growth categories such as filtration, protective films, release liners, healthcare, and sustainable packaging. With strong market positions and strong macro-trends, what makes this combination even more powerful is that the two companies complement each other--but don’t overlap. By bringing together the strengths of our complementary product offerings, technologies and geographies, the combined company will be poised to deliver powerful benefits, including: a more comprehensive suite of product solutions, an expanded “toolbox” to deliver innovative answers for our customer’s challenges, and a stronger global presence to best serve our customers where they compete. Early feedback from customers is overwhelmingly positive, and we look forward to delivering on our combined promise.

-       The second element is Synergies. The combination presents a compelling and unique opportunity to optimize our organization, enhance margins, and drive meaningful value. We are expecting at least $65M of incremental EBITDA from initial cost synergies -- with the potential for more. At any reasonable multiple – this would create hundreds of millions of dollars of shareholder value for the combined company. These synergies are expected to be unlocked quickly, with a run-rate at approximately 50% within the first twelve months and achieving the full run-rate within 24 to 36 months after close.

During the diligence process, we engaged a 3rd party to validate the synergy potential, and we are confident in our ability to deliver this value. Let me provide a bit more detail on the sources of the cost synergies:

•	About half of the synergies will come from reduced SG&A. Bringing two public companies together creates a meaningful opportunity, with the largest single source of savings generated by eliminating redundant public company costs. Duplicate costs such as the C-suite, Board of Directors, outside agencies, and other purchased services, are readily known and quickly achievable.

•	Optimizing procurement will also drive a significant source of savings. We buy many similar items – creating an opportunity to concentrate purchases.
•	Lastly, we expect savings in our operations, such as vertical integration opportunities, freight and warehousing optimization, and other cost efficiencies.

As upside to the cost synergies, we also expect to capitalize on the industrial logic of the combination to accelerate growth and drive incremental revenue. From cross-selling, to geographic expansion, to the innovation potential, the sales synergies should be sizeable over time.

-       Lastly, the merger will enhance the Scale of the combined company. From a commercial standpoint, having a greater presence with customers and suppliers creates opportunities, and places us among the leaders in specialty materials. Additionally, the increased size provides strategic optionality for portfolio management, unlocking the opportunity to reshape the business. Scale also helps from a capital market perspective. As a larger company, the merger presents the opportunity to increase liquidity and trading volume, broaden index participation, lower our cost of capital, and increase shareholder visibility—all which should lead to value creation for our shareholders.

From a financial point of view, the new company is projected to have around $3 billion of revenue and EBITDA of $450 million on a pro-forma, synergized basis.

Each company on its own has a history of strong cash generation. Post-merger, we plan to drive cash to support de-levering the business. On a pro-forma basis, the combined company would approach 4x leverage by the end of the year based on our current earnings guidance.

Another priority use of cash is an ongoing commitment to a strong dividend. We recognize this is important to our investors and we will communicate our new company policy in the weeks following the closing of the transaction.

The key to unlocking value in any transaction is integration, and efforts are well underway to plan for a successful launch. We have formed a team of top talent, comprised of both Neenah and SWM employees, as well as outside consultants, who will help enhance and accelerate our efforts. We are developing team charters and action plans to ensure a smooth integration, quick synergy realization, and a seamless Day 1 for our customers, suppliers, and employees. We have created a transformation office, which will report directly to me and be accountable for driving synergies, and ensuring a successful integration of the two organizations. Thus far, things are off to a great start, and the teams are working exceptionally well together—a testament not only to the talent in both organizations, but the complementary nature of our cultures. These are exciting times. We are better and stronger—together, and, as we embark on the next stage of each company’s journey, the potential is tremendous.

Over the next few weeks, in advance of a shareholder meeting by each company, investors will have the chance to review the Form S-4 registration statement and gives additional information and details to further articulate why we believe this is a compelling transaction. We remain on track with a closing in the second half of 2022, as previously announced.

To conclude, we remain laser-focused on executing our business strategy, managing through a challenging supply chain environment, servicing our customers and taking the necessary actions to drive growth and margins. As we enter a new era, we are well-positioned to deliver value, both near- and long-term, and we thank you for your continued support of our business.

This is a pivotal time for Neenah. I could not be more proud to be a part of these efforts, as we create a stronger future for our customers, our employees and our shareholders.

With that – we will turn over the call to questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question today is from Jon Tanwanteng with CJS Securities. Your line is open.

Q

Jon E Tanwanteng

Analyst, CJS Securities, Inc.

Hi. Good morning, everyone. Thanks for taking my question and nice job on pulling back the pricing there.

A

Paul F. DeSantis

Executive Vice President, Chief Financial Officer & Treasurer, Neenah, Inc.

Thanks, Jon.

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Good morning.

Q

Jon E Tanwanteng

Analyst, CJS Securities, Inc.

My first question is just regarding inflation and logistics. I think what I heard is that you're seeing unit moderation or stability going forward. Is that – could you clarify if that's actually what you're seeing and if there's any places where you're seeing increasing headwinds or risks in your supply chain?

A

Paul F. DeSantis

Executive Vice President, Chief Financial Officer & Treasurer, Neenah, Inc.

Yeah. I think, Jon, what we said was we're actually not seeing those things slow down. So in the prepared remarks, we talked about we're seeing the rate of increase in chemicals less than it was before. And we're saying that we really haven't seen pulp and energy slow down like we would have wanted to. I think the comment we were making is that we're really pleased at how quickly we were able to get pricing out there to offset that and start to see that pricing cost turn. So we've sped up our pricing mechanisms with the intention of offsetting changes and increases faster.

Q

Jon E Tanwanteng

Analyst, CJS Securities, Inc.

Okay. Got it. I appreciate that clarification. My second question is, where are you in your utilization today and how much more could you sell if you had more throughput available? I know you have manufacturing efficiency issues that are going on right now. How much more is likely to be freed up as you get through the year and kind of what is the demand on that and beyond that, if any?

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Sure. It varies by business, as you would imagine. If I think through our businesses, starting with filtration, we've unlocked capacity in our meltblown lines for incremental revenue driven by our operational excellence program, the Neenah Operating System. So we're seeing continued upside there. That's our fastest-growing, highest- margin business. So we have opportunity to continue to grow in meltblown. And we've invested in a new meltblown line, which will be the fourth [indiscernible] (00:29:04) line in our German facility that will be up in early 2024. So we're planning ahead and running ahead of any capacity challenges there.

The second area I would hit on is release liners because that's a business that's growing at – it's historically growing at about 8% a year and we expect to continue to grow at that level. We've got a coater continuing to ramp up in Mexico and again, another investment that we've made that we'll start up in Q3 of 2023 to support that high- single-digit growth in release liner. So we have upside there. Those are two key growth platforms for us.

If I go to our industrials business, it's really about driving margin in industrials more than volume. So while we are somewhat sold out, I'd say in that business, we have the opportunity to continue to drive improved mix and margins and that's the key focus in industrials.

And then in Fine Paper and Packaging, we're pretty tight on capacity. That business rebounded to a greater degree than we expected post-COVID, and the acceleration of that team from a packaging and consumer product standpoint has continued to perform really well. So the opportunity there is again to continue to offset any pressures on the commercial print side with accelerated growth in packaging and consumer products, which the team has done a nice job of.

Q

Jon E Tanwanteng

Analyst, CJS Securities, Inc.

Okay. Great. That's a lot of good detail. I was wondering if you could just give us a little bit more color. You mentioned about portfolio rationalization and optimization in your prepared remarks post the merger. Have you thought about addressing some concerns that we've heard from investors about ESG and being able to meet those internal mandates [indiscernible] (00:30:50)?

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Sure. I would start with – as we talk about the merger, I'd be remiss if I didn't give a big thank you to Jeff Kramer, the CEO at SWM, and his entire leadership team for their support and collaboration through this early process, so we've had the opportunity to spend time together and discuss many of these questions.

I would tell you, our focus is on driving our growth platforms and accelerating our strategic performance in those areas. We're going to continue to always look for ways to drive value, which includes looking at the opportunity to optimize the portfolio to a higher degree towards growth in margins and what fits and what doesn't fit in that future. The benefits of scale in this opportunity really gives us more options to make those decisions and changes that we wouldn't have as a standalone company or would be much more challenging as a standalone company. So, as we come together, we'll be focused on portfolio optimization and how we drive to fewer, larger growing business units in the combined company.

Q

Jon E Tanwanteng

Analyst, CJS Securities, Inc.

Okay. Great. And then the last one for me, just at a high level, I mean, you could see this in the news. Recession fears are growing. You're hearing it from a number of pundits and analysts that are out there. I was wondering what your thoughts are on the business and your end markets if rates start to adversely affect demand and kind of what your positioning and thoughts are around that as you head into year-end and beyond.

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Yeah. We continue to see really strong demand and I think it's really important that we're looking at volume and not just revenue because of all the pricing activity. So, we've really focused on understanding our volume trends and leading indicators. Volume was up 3% in the quarter, and that's comping a really strong Q1 of 2021. It was up 7% in Fine Paper and Packaging, and that was really driven by packaging and consumer products.

Tech products was up, overall, but it was mixed, as I mentioned, really driven by volume growth in filtration and digital transfer and release liners and focused on margin and industrial solutions. So, where we want more volume, we're definitely seeing that. We are not seeing leading indicators at this point of volume slow down, but we continue to monitor it very closely.

Q

Jon E Tanwanteng

Analyst, CJS Securities, Inc.

Great. Thank you, Julie.

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Thank you.

Operator: Our next question is from Chris McGinnis with Sidoti & Company. Your line is open.

Q

Chris P. McGinnis

Analyst, Sidoti & Co. LLC

Good morning. Thanks for taking my questions. Nice quarter.

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Thank you.

Q

Chris P. McGinnis

Analyst, Sidoti & Co. LLC

I apologize – good morning. I apologize if any have been asked. I've already – I jumped on a little late. But Julie, you were just talking about the strength on the packaging side and can you just – is there – are you at the point where kind of given the new introductions that you would be investing in that business in terms of expanding kind of capacity there?

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Yeah. Well, we invest in different ways in the business. And so, we have definitely driven bias towards R&D investments in the Fine Paper and Packaging, and I think that's where we're seeing a nice pipeline of opportunities. They've launched a number of new products that continue to gain traction, they have a very healthy pipeline for future opportunities, and it's really a nice part of our business because it is so cost effective and efficient because it operates on the same assets as our consumer products business and as our commercial print business.

The other thing I would mention about packaging, as we think about the future potential, is I believe we'll find opportunistic synergies and revenue synergies in packaging with the SWM merger, whether that's cross-selling, capabilities for lighter weight papers that we need to grow packaging, some of the distribution networks that each company has. I think there is even greater opportunity to leverage that in the future.

Q

Chris P. McGinnis

Analyst, Sidoti & Co. LLC

Sure. It makes a lot of sense. And just in relation to the merger, have you learned anything new since the public announcement in terms of whether it's customer reaction, or any more details around the synergies of the business that you've somewhat discussed already?

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Well, I would tell you that customer reaction has been overwhelmingly positive, and it's been across both segments, Fine Paper and Packaging, as well as Technical Products. I was expecting it in Technical Products, but our Fine Paper and Packaging customers have reached out with an understanding of the opportunities for a greater portfolio. So I think that's really exciting for the Fine Paper and Packaging team as well as Technical Products.

On the – have we learned anything more in the synergies? We've announced a $65 million of hard synergies. We view that as incremental EBITDA opportunity, highly achievable around this building. We refer to them as bankable. Just so it's really clear, we have to go and get those and drive margins. But in addition to that, there's revenue synergies. So there's significant cross-selling opportunities, geographic opportunities, technical capabilities and vertical integration opportunities that we haven't even begun to tap into yet. And as the integration teams have started to form and work together, they're identifying even additional opportunities. So I'm extremely excited about the upside potential.

Q

Chris P. McGinnis

Analyst, Sidoti & Co. LLC

Great. And maybe just around supply chain challenges that you did talk about, is there a way to maybe size the lost business due to that?

A

Paul F. DeSantis

Executive Vice President, Chief Financial Officer & Treasurer, Neenah, Inc.

Yeah. That's a tough one for us, Chris, because we've been scrambling for a couple of things. So we've been substituting different kinds of products together for and so you've seen the effect on mix. We were actually pleased to see that we had a favorable impact from mix on the bottom line, which is what we've really been trying to focus on. So from a top line and a capacity perspective, we've been doing what we can to position the business and the assets to respond to what's happening with the demand. But what we're seeing is order backlog is out. It's – we're taking orders out to the back half of the year right now. So from an overall capacity perspective, it's a little tough to estimate how much we are – if – what we're foregoing from the top line and that impact.

Q

Chris P. McGinnis

Analyst, Sidoti & Co. LLC

Fair enough, fair enough. And then, so are you at parity with the price cost kind of equation at this point given the pricing increases?

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Well we – this is a quarter we offset input cost. So we had pricing of $30 million in the quarter and input cost of $29 million. So we hit that point of inflection and we expect that to continue through the year, really accelerating and expanding in the back half of the year. Q2 likely looks more similar to Q1, but then, we start to expand more dramatically in Q3 and Q4 and we've announced additional pricing actions into Q2 and Q3 to drive that because we – as Paul mentioned, inflation is still continuing to move upwards.

Q

Chris P. McGinnis

Analyst, Sidoti & Co. LLC

Perfect. No. I appreciate that. Julie, Paul, thanks for the time today and good luck in Q2.

A

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Thank you.

Operator: We have no further questions at this time. I'll turn it over to Kyle Anderson for any closing remarks.

Kyle Anderson

Vice President-Corporate Strategy & Investor Relations, Neenah, Inc.

Thank you for your time today. To recap our call, demand for our products remained strong across our product categories, and we're seeing the results from the execution of our pricing strategy to offset the inflationary pressures and enhance our margins. We continue to make strong progress against our strategic agenda in our near- and long-term goals, including the significant step of our announced strategic merger of equals with SWM. Details of the transaction can be found in the S-4 statement, which was filed yesterday by SWM. We look forward to interacting with many of you at our upcoming investor events, including both the Deutsche Bank and Stifel Conferences in early June.

Thanks, and have a great day.

Operator: Ladies and gentlemen, this concludes today's conference call. Thank you for participating.

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Kyle Anderson, Vice President, Corporate Strategy and Investor Relations:

Thank you for your time today. To recap:

-	Demand for our products remains strong across our product categories

-	We are seeing the results from the execution of our pricing strategy to offset inflationary pressures and enhance margins

-	We continue to advance our strategic agenda and make clear progress toward our near- and long-term goals, including the significant step of our announced merger with SWM. Details of the merger can be found in the S-4 statement.

We look forward to interacting with many of you at our upcoming investor events, including both the Deutsche Bank and Stifel conferences in early June. Thanks, and have a great day!

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from train derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q for the period ended March 31, 2022, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, SWM has filed with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.